Exhibit 99.1

Luokung Announces Receipt of Nasdaq Notices Regarding the Periodic Filing

BEIJING, Jan. 15, 2025 (GLOBE NEWSWIRE) -- Luokung Technology Corp. (NASDAQ: LKCO) (“Luokung” or the “Company”) today announced that on January 9, 2025 (the “First Letter”) and January 13, 2025 (the “Second Letter”), the Company received two letters from the Nasdaq Stock Market LLC (“Nasdaq”).

The First Letter notified the Company that it has failed to file a foreign report on Form 6-K (the “Form 6-K”) containing an interim balance sheet and income statement as of June 30, 2024, which is in contravention of Nasdaq Listing Rule 5250(c)(2) (the “Rule”).

On January 10, 2025, the Company filed its semi-annual report on the Form 6-K (the “Semi-Annual Report”). The Second Letter notified the Company that since the Semi-Annual Report furnished an interim balance sheet and income statement as of the end of the Company’s second quarter, the Company has regained the compliance under the Rule.

About Luokung Technology Corp.

Luokung Technology Corp. is a leading spatial-temporal intelligent big data services company, as well as a leading provider of LBS and HD Maps for various industries in China. Backed by its proprietary technologies and expertise in HD Maps and multi-sourced intelligent spatial-temporal big data, Luokung has established city-level and industry-level holographic spatial-temporal digital twin systems and actively serves industries including smart transportation (autonomous driving, smart highway and vehicle-road collaboration), natural resource asset management (carbon neutral and environmental protection remote sensing data service), and LBS smart industry applications (mobile Internet LBS, smart travel, smart logistics, new infrastructure, smart cities, emergency rescue, among others). The Company routinely provides important updates on its website: https://www.luokung.com.

CONTACT:

The Company:

Mr. Jian Zhang

Chief Financial Officer

Tel: +86-10-6506-5217

Email: ir@luokung.com